UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
 (Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Avid Technology, Inc.
(Name of Subject Company (Issuer))

Avid Technology, Inc.
(Name of Filing Person (Issuer))

2.00% Convertible Senior Notes due 2020
(Title of Class of Securities)

05367PAB6
(CUSIP Number of Class of Securities)

Kenneth Gayron
Executive Vice President and CFO
Avid Technology, Inc.
75 Network Drive
Burlington, Massachusetts 01803
(978) 640-6789
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
David B.H. Martin, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth St., N.W.
Washington, D.C. 20001
(202) 662-6000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$101,053,072.50	$12,247.64

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Senior Convertible Notes due 2020 (the “Notes”), as described herein, is $982.50 per $1,000 principal amount outstanding. As of April 24, 2019, there was $102,853,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $101,053,072.50.

**	The amount of the filing fee was calculated at $121.20 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,185.31	Filing Party: Avid Technology, Inc.
Form or Registration No.: SC TO-I (File No. 005-43239)	Date Filed: April 11, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Avid Technology, Inc., a Delaware corporation (the “Company”), on April 11, 2019 (the “Schedule TO”), relating to the Company’s offer to purchase for cash (the “Offer”) any and all of the Company’s outstanding 2.00% Convertible Senior Notes due 2020 (the “Notes”). The Offer is being made upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated April 11, 2019 (the “Original Offer to Purchase”), and the related Letter of Transmittal (the “Original Letter of Transmittal”), copies of which were previously filed as exhibits to the Schedule TO, (ii) Supplement No. 1 to the Offer to Purchase, dated April 25, 2019 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed as an exhibit to this Amendment and (iii) the Amended and Restated Letter of Transmittal, dated April 25, 2019 (the “Amended and Restated LOT”), a copy of which is filed as an exhibit to this Amendment. The Original Offer to Purchase, the Supplement, the Original Letter of Transmittal, and the Amended and Restated LOT together, as amended or supplemented from time to time, constitute the Offer.
Except as amended hereby, the information in the Schedule TO remains unchanged. To the extent there are any conflicts between the information in this Amendment and the information in the Schedule TO as originally filed on April 11, 2019, the information in this Amendment hereby replaces and supersedes such information.
Item 1. Summary Term Sheet.
The information set forth in the Original Offer to Purchase and the Original Letter of Transmittal is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth in the Original Offer to Purchase, including under the headings “Summary of the Offer” and “Source of Funds,” and in the Original Letter of Transmittal is hereby amended and supplemented by the information set forth below.

Offer to Purchase (Exhibit (a)(1)(i) and Exhibit (a)(1)(iii) to the Schedule TO)

The Original Offer to Purchase is hereby amended and supplemented as follows (which amendments and supplements are included in the Supplement):

1.	All references to “$977.50” in the Original Offer to Purchase are deleted and replaced with “$982.50”.

2.	All references to “$100,538,807.50” in the Original Offer to Purchase are deleted and replaced with “$101,053,072.50”.

Letter of Transmittal (Exhibit (a)(1)(ii) and Exhibit (a)(1)(iv) to the Schedule TO)

The Original Letter of Transmittal is hereby amended and supplemented as follows (which amendments and supplements are included in the Amended and Restated LOT):

1.	All references to “$977.50” in the Original Letter of Transmittal are deleted and replaced with “$982.50”.

Item 7. Source and Amount of Funds or Other Consideration.

The information in the Original Offer to Purchase under the heading “Source of Funds” is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

AVID TECHNOLOGY, INC.

Date: April 25, 2019	By: /s/ Kenneth Gayron r Name: Kenneth Gayron Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 11, 2019.*
(a)(1)(ii)	Letter of Transmittal, dated April 11, 2019.*
(a)(1)(iii)	Supplement No. 1 to the Offer to Purchase, dated April 25, 2019.
(a)(1)(iv)	Amended and Restated Letter of Transmittal, dated April 25, 2019.
(a)(5)(i)	Press Release Announcing Commencement of the Offer, dated April 11, 2019.*
(a)(5)(ii)	Press Release Announcing Price Increase for the Offer, dated April 25, 2019.
(b)(1)
Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K (File No. 001-36254) filed with the SEC on March 15, 2016).*

(b)(2)
Amendment No 1. to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-36254) filed with the SEC on March 20, 2017).*

(b)(3)
Amendment No. 2 to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K (File No. 001-036254) filed with the SEC on March 16, 2018).*

(b)(4)
Amendment No. 3 to Financing Agreement, dated February 26, 2016, among Avid Technology,Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K (File No. 001-036254) filed with the SEC on March 16, 2018).*

(b)(5)
Amendment No. 4 to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-036254) filed with the SEC on May 15, 2018).*

(b)(6)
Amendment No. 5 to Financing Agreement, dated February 26, 2016, among Avid Technology, Inc. and the Lenders named therein.(incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-036254) filed with the SEC on April 11, 2019).*

(d)(1)
Indenture, dated as of June 15, 2015, between Avid Technology, Inc. and Wells Fargo Bank, National Association (including the form of 2.00% Convertible Senior Notes due 2020) (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K/A (File No. 001-36254) filed with the SEC on June 16, 2015).*

(d)(2)
Base capped call transaction confirmation, dated as of June 9, 2015, by and between Jefferies International Limited and Avid Technology, Inc., in reference to the 2.00% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K/A (File No. 001-36254) filed with the SEC on June 16, 2015).*

(d)(3)
Standstill Agreement, dated February 16, 2018, among Avid Technology, Inc., and Cove Street Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K (File No. 001-36254) filed with the SEC on February 21, 2018).*

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.